[Letterhead of Sutherland Asbill & Brennan LLP]

June 28, 2007

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Technology Investment Capital Corp.

Registration Statement on Form N-2 filed on April 16, 2007

File No. 333-142154

Dear Mr. Di Stefano:

On behalf of Technology Investment Capital Corp. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on June 27, 2007 regarding the Company’s Registration Statement on Form N-2 (File No. 333-142154) (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below and is followed by the Company’s response.

1.	We note your response to our prior oral comment regarding the calculation of the capital gains portion of your investment adviser’s incentive fee. Please revise your disclosure to provide greater detail regarding the method of calculation.

The Company has revised the disclosure set forth in the section of the Prospectus entitled “Portfolio Management–Investment Advisory Agreement” in response to the Staff’s comment.

Mr. Vincent J. Di Stefano

June 28, 2007

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If you have any questions or additional comments concerning the foregoing, please contact Steve Boehm at (202) 383-0176 or Cynthia M. Krus at (202) 383-0218.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

/s/ Cynthia M. Krus
Cynthia M. Krus